CARRIE LEAHY CLEAHY@BODMANLAW.COM 734-930-0120	December 6, 2023

BODMAN PLC SUITE 400 201 SOUTH DIVISION STREET ANN ARBOR, MICHIGAN 48104734-930-2494 FAX 734-761-3780	United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Ms. Jennifer Gowetski Mr. Andrew Mew

Re:	Deswell Industries, Inc. Amendment No. 1 to Form 20-F for the Fiscal Year Ended March 31, 2023; Response dated December 6, 2023 File No. 001-33900

Dear Ladies and Gentlemen:

On behalf of our client, Deswell Industries, Inc., a company organized under the laws of the British Virgin Islands (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 22, 2023 (the “November 22 Comment Letter”), relating to the Company’s Amendment No. 1 to the annual report on Form 20-F for the fiscal year ended March 31, 2023 filed with the Commission on September 28, 2023 (the “Amendment”).

Set forth below are the Company’s responses to the Staff’s comments in the November 22 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference.

Amendment No 1. to Form 20-F for the Fiscal Year Ended March 31, 2023 Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 2.

1.	We note your statement that you reviewed your register of shareholders and public filings made by its officers, directors and shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

DETROIT | TROY | ANN ARBOR | CHEBOYGAN | GRAND RAPIDS

December 6, 2023

In connection with the required submission under paragraphs (a), (b)(2) and (b)(3) of Item 16I, the Company respectfully submits that the Company previously had reviewed and was familiar with the following publicly available documents:

●	The beneficial ownership report on Schedule 13 D/A filed by Richard Pui Hon Lau on May 4, 2023 with respect to the Company’s securities.

●	The beneficial ownership report on Schedule 13 D/A filed by Richard Pui Hon Lau on October 28, 2022 with respect to the Company’s securities.

●	The beneficial ownership report on Schedule 13 D/A filed by Richard Pui Hon Lau on July 6, 2022 with respect to the Company’s securities.

●	The beneficial ownership report on Schedule 13 D/A filed by Richard Pui Hon Lau on January 28, 2022 with respect to the Company’s securities.

The Company has not relied upon any legal opinions or third-party certifications such as affidavits as the basis of its submission. To the Company’s best knowledge, after examining the Company’s register of shareholders and public filings made by its officers, directors and shareholders (including the aforementioned Schedule 13 D/As), no shareholder beneficially owned 5% or more of the Company’s total outstanding shares and voting power as of June 30, 2023 (the most recent practicable date disclosed in Form 20-F), except for the family of Richard Pui Hon Lau, the Company’s prior Chairman of the Board of Directors until his passing on June 12, 2023, which beneficially owned approximately 61.7% of the Company’s outstanding common shares, and Chin Pang Li, a long-time member and current Chairman of the Board of Directors owned approximately 10.1% of the Company’s outstanding common shares. The Company believes such reliance on the public filings is reasonable and sufficient, because major shareholders are legally obligated to file beneficial ownership schedules with the Commission.

Also, given the controlling ownership of the family of Richard Pui Hon Lau and the ownership of Chin Pang Li, the Company is not owned or controlled by a governmental entity in a foreign jurisdiction.

On the other hand, since each of the Company’s consolidated entities is 100% owned, directly or indirectly, by the Company, the Company did not rely upon additional documentation, to reach its conclusion that none of the consolidated entities is owned or controlled by any foreign government entities.

Amendment No 1. to Form 20-F for the Fiscal Year Ended March 31, 2023 Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 3.

December 6, 2023

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits that it had reviewed publicly available information and its internal records and conducted inquiries to the members of the board of directors of the Company and its consolidated foreign operating entities to determine whether each of such individuals is an official of the Chinese Communist Party. Based on information provided by the applicable individuals, members of the Company’s board of directors did not have current or prior memberships on, or affiliations with, committees of the Chinese Communist Party. The Company did not rely upon third-party certifications as the basis for disclosure and does not believe such third-party certifications are appropriate or necessary to its determination.

After taking the foregoing steps, nothing has come to the Company’s attention suggesting that any such individual is an official of the Chinese Communist Party or has any memberships or affiliations that could reasonably result in such individual being considered an official of the Chinese Communist Party.

Amendment No 1. to Form 20-F for the Fiscal Year Ended March 31, 2023 Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 3.

3.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to the best of our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company respectfully confirms that the Company’s articles and the articles of the Company’s consolidated foreign operating entities does not contain wording from any charter of the Chinese Communist Party.

Please note that this statement is being made without “best knowledge” qualification as indicated in the Staff’s comment.

December 6, 2023

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If you have further questions or comments regarding, or require further information or clarification of, any of the responses provide in this letter, please contact me at cleahy@bodmanlaw.com, 734-930-0120.

Very truly yours,

/s/ Carrie Leahy
Carrie Leahy